April 10, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, DC 20549-7010

Attn: Karl Hiller

Re:	United Refining Company

Form 10-K for the Fiscal Year August 31, 2006

Filed November 29, 2006

File No. 001-06198

Dear Mr. Hiller:

This letter is written in further response to the letter received from the Securities and Exchange Commission (the “Commission”) on February 26, 2007 (the “Staff Letter”) and telephone conversations with the Commission Staff with respect to the annual report on Form 10-K (the “Annual Report”) filed by United Refining Company (“URC” or the “Company”) on November 29, 2006.

This letter confirms that the Company will apply comments in the Staff Letter and the Company’s response thereto to the disclosures in future filings of the Company with the Commission as appropriate and where applicable.

Please contact the undersigned with any further questions or comments you may have.

Very truly yours,

UNITED REFINING COMPANY

/s/ James E. Murphy
Vice President and Chief Financial Officer

cc:	Martin Bring

Maria Karalis

Box 780 • Warren, Pennsylvania 16365 • 814-726-4674 • FAX 814-726-4879